11000239

NO-ACT

ACT ICA
SECTION 55(a)
RULE
PUBLIC AVAILABILITY 4/27/11

April 27, 2011
IM Ref. No. 201011171151
New Mountain Finance Corporation
File No. 814-00832

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter, dated April 27, 2011, you request assurance that the Division of Investment Management will not recommend enforcement action to the Securities and Exchange Commission ("Commission"): (a) against NM Corp or Fund BDC (both as defined below) under section 7(a) the Investment Company Act of 1940 ("Act") if each elects to be regulated as a business development company ("BDC") pursuant to section 54 of the Act; (b) against NM Corp or Fund BDC under section 55(a) of the Act if, for purposes of determining the composition of its assets under section 55(a), each of NM Corp and Fund BDC looks solely to its proportionate interest in the assets of NMF LLC (as defined below); (c) against NM Corp under section 18(d) of the Act, as made applicable to BDCs and modified by section 61(a)(3) of the Act, if the amount of voting securities of NM Corp that would result from the exchange of common membership units in NMF LLC held by Fund BDC exceeds 25% of the outstanding voting securities of NM Corp, the limit set forth in section 61(a)(3) of the Act; or (d) against Fund BDC or Fund (as defined below) under section 12(d)(1)(A) or (C) of the Act, as made applicable to BDCs by section 60 of the Act, in connection with any exchange of common membership units of NMF LLC for voting securities issued by NM Corp, as described in your letter.

FACTS

You state that New Mountain Capital LLC, a Delaware limited liability company ("New Mountain"), is the sponsor and manager of New Mountain Guardian AIV, L.P., a Delaware limited partnership (the "Fund") and New Mountain Guardian Partners, L.P., also a Delaware limited partnership ("NMG Partners"). Each of the Fund and NMG Partners relies on section 3(c)(7) of the Act to be excluded from the definition of investment company in section 3(a)(1) of the Act and invests primarily in debt securities of private companies, including first and second lien debt, unsecured notes and mezzanine securities.

You state that New Mountain also has formed New Mountain Finance Corporation ("NM Corp"), a Delaware corporation incorporated in June 2010. You state that NM Corp will (i) indirectly, through NMF LLC (as defined below), hold all of the existing assets and liabilities of NMG Partners and, ultimately, the Fund, (ii) elect to be regulated as a BDC under the Act, and (iii) conduct an initial public offering ("IPO") of its common stock.[1] You explain that, prior to the IPO, each of the Fund and NMG Partners will transfer all of its assets and liabilities to New Mountain Finance Holdings, L.L.C. ("NMF LLC"), a Delaware limited liability company, which will elect to be

[1] You state that NM Corp will use the proceeds of the IPO to acquire common membership units in NMF LLC. The number of NMF LLC common membership units issued to NM Corp in exchange for the IPO proceeds will equal the number of shares of common stock issued by NM Corp in the IPO.

regulated as a BDC under the Act, in exchange for common membership units in NMF LLC. NMG Partners will transfer its NMF LLC common membership units to NM Corp in exchange for shares of NM Corp's common stock. The Fund will transfer its NMF LLC common membership units to its wholly owned subsidiary, Fund BDC, a Delaware corporation, which will elect to be regulated as a BDC under the Act, in exchange for Fund BDC's common stock. You state that, following the IPO of NM Corp, the common membership units of NMF LLC held by Fund BDC will be exchangeable at any time for shares of NM Corp's common stock on a one-for-one basis (the "Exchange Feature").[2] NMF LLC will enter into an investment management agreement with New Mountain Guardian Advisor BDC, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of New Mountain, which is registered under the Investment Advisers Act of 1940.

You state that the resulting structure will be a master-feeder arrangement in which: NMF LLC will be the master investment fund that owns the entire investment portfolio and conducts all business operations. The sole asset of each of NM Corp and the Fund (through Fund BDC) will be its interest in NMF LLC; and the sole asset of NMG Partners will be NM Corp's common stock. All management fees and any incentive allocation will be paid solely by NMF LLC. You also state that: the only members of NMF LLC will be NM Corp and Fund BDC; no person other than those members will directly control NMF LLC; all of NMF LLC's distributions will be made only to those members; and all of NMF LLC's income, gains, deductions and losses will be allocated only to those members.

You state that each of the initial board of directors of NMF LLC, NM Corp, and Fund BDC will be designated by New Mountain and will be comprised of the same individuals. Going forward, each of NM Corp and NMF LLC will endeavor to nominate the same slate of directors at each election of directors, however, because the board of NMF LLC will be elected by both the shareholders of NM Corp and the partners of Fund BDC on a "pass through" basis, there is no assurance that the composition of the boards of NM Corp and NMF LLC will remain identical. Ultimately, once Fund BDC has exchanged all of its common membership units in NMF LLC for shares of NM Corp common stock under the Exchange Feature, NMF LLC will be wholly owned by NM Corp. You expect that NMF LLC will then, as soon as practical, merge into NM Corp, or NMF LLC will liquidate and transfer its assets and liabilities to NM Corp.

You state that the proposed structure is driven by the desire on the part of New Mountain to provide liquidity to the existing investors in NMG Partners and the Fund.[3]

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2 You state that in order for one common membership unit in NMF LLC to remain the economic equivalent of one share of NM Corp common stock, the limited liability company agreement of NMF LLC will require that the number of NMF LLC common membership units held by NM Corp always equal the number of share of NM Corp Common stock outstanding. Following the IPO of NM Corp, the net asset value of each share of NM Corp will equal the net asset value of each common membership unit of NMF LLC.

3 You state that Fund BDC will use the Exchange Feature to eventually reduce its interest in NMF LLC and will not purchase any additional common membership units in NMF LLC. You further state that,

In reliance on an opinion of counsel, New Mountain believes that this structure should have beneficial U.S. federal income tax consequences for the public shareholders of NM Corp, as discussed in NM Corp's registration statement under the Securities Act of 1933, and for certain existing investors in the Fund.

ANALYSIS

Section 7(a) of the Act

Section 7(a) of the Act prohibits an investment company, unless registered under Section 8 of the Act, from offering to sell, selling or delivering after sale any security or any interest in a security, or otherwise engaging in any business in interstate commerce. Section 6(f) of the Act makes Section 8 inapplicable to a business development company. Therefore, you state, neither NM Corp nor Fund BDC will be registered under Section 8. You state that if NM Corp or Fund BDC does not satisfy the definition of business development company in Section 2(a)(48) of the Act, unless an exclusion or exception from registration under Section 8 is available, NM Corp or Fund BDC might be in violation of section 7(a).

You request assurance that we will not recommend enforcement action against NM Corp and Fund BDC under section 7(a) of the Act, if each elects to be regulated as a business development company pursuant to Section 54(a) of the Act.

Section 54(a) of the Act

Section 54(a) of the Act generally provides that any company that meets the definition in Section 2(a)(48)(A) and (B) of the Act may elect to be subject to regulation as a BDC under the Act. Section 2(a)(48) of the Act generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Act and makes available significant managerial assistance with respect to the issuers of those securities.[4]

You state that prior to the IPO, each of NM Corp, NMF LLC and Fund BDC will elect to be regulated as a BDC pursuant to Section 54(a) of the Act. Neither NM Corp nor Fund BDC will have any direct operations other than owning common membership

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subject to a six-month lock-up agreement with the underwriters for the IPO, each of NMG Partners and Fund BDC will have the right to demand that NM Corp register under the Securities Act of 1933 ("Securities Act") the resale of NM Corp's common stock held by NMG Partners or received by Fund BDC pursuant to the Exchange Feature. You state that NMG Partners and Fund BDC will bear all expenses in connection with such resale registration, including attorney's fees, accountant's fees, Commission filing fees and underwriter's spreads or commissions. You also state that NMG Partners and Fund BDC have agreed to indemnify NM Corp with respect to any liabilities that may result from any untrue statements or omissions in any registration statement under the Securities Act caused by information furnished to NM Corp by NMG Partners or Fund BDC, or NMG Partners or Fund BDC's failure to furnish information to NM Corp.

4 The term "making available significant managerial assistance" by a BDC is defined in section 2(a)(47) of the Act.

units in NMF LLC. You state that NMF LLC intends to invest at least 70% of its assets in assets described in Sections 55(a)(1) through (6) of the Act and to make available significant managerial assistance to the issuers of those securities.

Sections 2(a)(48) and 55(a) of the Act

The definition of a BDC under Section 2(a)(48) of the Act states that a BDC is operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Act and makes available significant managerial assistance with respect to the issuers of those securities. Those securities generally are issued by an eligible portfolio company, as defined in Section 2(a)(46) of the Act, or by a company that but for its failure to comply with certain requirements of Section 2(a)(46) would be an eligible portfolio company, purchased in transactions not involving a public offering. Section 2(a)(46) excludes from the definition of an eligible portfolio company an investment company as defined in section 3 of the Act and any company that would be an investment company but for an exclusion under Section 3(c) of the Act. You state that because NMF LLC will be an investment company as defined in Section 3(a)(1) of the Act, its securities will not be securities issued by an eligible portfolio company or securities described in paragraphs (1) through (3) of Section 55(a). You state that because the only asset of each of NM Corp and Fund BDC will be NMF LLC common membership units, neither NM Corp nor the Fund BDC will be operated for the purpose of making direct investments in securities described in paragraphs (1) through (3) of Section 55(a), and neither NM Corp nor the Fund BDC will make available significant managerial assistance with respect to issuers of those securities, NM Corp and the Fund BDC might not satisfy the definition of BDC in Section 2(a)(48).

Section 55(a) of the Act generally prohibits a BDC from acquiring any assets (other than assets described in paragraphs (1) through (7) of the section) unless, at the time of acquisition, at least 70% percent of its total assets (excluding assets for sustaining its business, described in paragraph (7)) are assets described in paragraphs (1) through (6) ("Qualifying Assets"). Among other things, Qualifying Assets may include securities of eligible portfolio companies purchased in transactions not involving any public offering, securities of eligible portfolio companies already controlled by the BDC without regard to the nature of the offering, securities of certain financially distressed companies that are not eligible portfolio companies and that are purchased in transactions not involving any public offering, and cash, cash items, Government securities, as defined in Section 2(a)(16) of the Act, and high quality debt securities maturing within one year. You state that because the only asset of each of NM Corp and Fund BDC will be NMF LLC common membership units, neither NM Corp nor the Fund BDC will have 70% of its assets invested directly in Qualifying Assets. Thus, Section 55(a) might prohibit each of NM Corp and Fund BDC from acquiring any assets other than assets described in paragraphs (1) through (7) of Section 55(a).

You request assurances that we would not recommend enforcement action against NM Corp and Fund BDC under sections 7(a) and 55(a) of the Act if each includes their respective indirect ownership interests in portfolio companies of NMF LLC as their own investments for purposes of section 2(a)(48) and section 55(a) of the Act.

In support of your request, you state that more than 75% of the assets of the Fund and NMG Partners consist of Qualifying Assets as of December 31, 2010. After the IPO, NMF LLC intends to invest at least 70% of its assets in Qualifying Assets and to make available significant managerial assistance to the issuers of those securities. You state that, in reliance on an opinion of counsel, New Mountain believes that the proposed structure involving the Qualifying Assets being held by NMF LLC should have beneficial U.S. federal income tax consequences for the public shareholders of NM Corp and the multi-tiered structure has been established for bona fide business reasons that are unrelated to, but not inconsistent with, the policies underlying the Act. You state that each of NM Corp and Fund BDC is merely a feeder entity for investing indirectly in Qualifying Assets and, as such, should be permitted to include its proportionate interests in the assets of NMF LLC for purposes of satisfying the definition of BDC in Section 2(a)(48) of the Act and for purposes of determining the percentage of its total assets that are Qualifying Assets.

You state that under these circumstances, allowing each of NM Corp and Fund BDC to treat their respective indirect ownership interest in portfolio companies of NMF LLC as their own investments and to treat the significant managerial assistance offered to those portfolio companies by NMF LLC as also offered by them is consistent with the Congressional goals under sections 2(a)(48) and 55(a) of the Act.

<u>Section 61(a)(3) of the Act</u>

Section 61(a)(3) of the Act provides that, notwithstanding Section 18(d) of the Act, a BDC may issue warrants, options, or rights to subscribe or convert to voting securities of the BDC provided certain conditions are satisfied.[5] Under Section 61(a)(3), the exercise or conversion price generally may not be less than the current market value of the voting securities at the time of issuance. Also, under Section 61(a)(3), the amount of voting securities that would result from the exercise of all such instruments is limited to 25% of the outstanding securities of the BDC at the time of issuance.

You state that depending on the size of the IPO, it is expected that Fund BDC will own more than 50% of the common membership units of NMF LLC immediately after the IPO. You state the Exchange Feature might be deemed a "right" to acquire common stock of NM Corp subject to the limits in Section 61(a)(3), in which case NM Corp would have issued rights for more than 25% of its outstanding voting securities.

You request assurances that we would not recommend enforcement action against NM Corp under Section 18(d) of the Act, as modified and made applicable to BDCs by

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5 Section 61(a) of the Act makes section 18 of the Act applicable to a BDC to the same extent as if it were a registered closed-end investment company. Section 18(d) states that it shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than one hundred and twenty days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders; except that any warrant may be issued in exchange for outstanding warrants in connection with a plan of reorganization.

Section 61(a)(3) of the Act, if NM Corp agrees to issue shares of NM Corp common stock in exchange for common membership units in NMF LLC where the aggregate number of shares of NM Corp common stock that would be issuable upon exchange would exceed 25% of the outstanding shares of NM Corp common stock.

In support of your request, you state that the legislative history of Section 61(a)(3) indicates that the harm Congress intended to mitigate through the 25% restriction was to limit the dilutive effect of exercising derivative securities at less than net asset value at the time of exercise.[6] You state that under the proposed structure, the 25% limitation is not necessary to effectuate Congressional intent because exercises of the exchange right by Fund BDC will never result in dilution to the shareholders of NM Corp. You state that there will always be a one-to-one ratio between the number of common units of NMF LLC held by NM Corp and the number of outstanding shares of NM Corp common stock. Accordingly, you state that the value of the shares of common stock issued by NM Corp will always equal the value of the common membership units of NMF LLC that NM Corp receives in exchange. Consequently, you argue that the 25% limitation should not be construed as limiting the exercise of the exchange rights.

Section 12(d)(1) of the Act

Section 60 of the Act makes section 12(d)(1) of the Act applicable to a BDC as if it were a registered closed-end investment company. Section 12(d)(1)(A)(i), (ii) and (iii) of the Act prohibits an investment company (and any company controlled by such investment company) from purchasing or otherwise acquiring the securities of another investment company if immediately following such purchase or acquisition the acquiring company owns more than 3% of the acquired company's voting securities, the acquired securities have a value greater than 5% of the acquiring company's total assets or the value of the acquired securities, together with all other securities issued by investment companies held by the acquiring company, is greater than 10% of the acquiring company's total assets. Section 12(d)(1)(C) of the Act prohibits an investment company from purchasing or otherwise acquiring the securities of a closed-end investment company if immediately following such purchase or acquisition the acquiring company, together with all other investment companies with the same investment adviser as the acquiring company, owns more than 10% of the acquired company's voting securities.

You state that, prior to electing BDC status, NM Corp and Fund BDC will acquire NMF LLC common membership units in amounts in excess of these limitations.

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6 See H.R. Rep. No. 1341, 96th Cong.2nd Sess. (1980) at 56 (*stating* "Dilution of the pro rata interests of existing equity shareholders of investment companies was considered a major abuse which the Investment Company Act was intended to eliminate. Sections 23(b) and [18(d)], when read together, were intended to eliminate or mitigate that abuse in the case of closed-end investment companies. While dilution may be possible under the bill (to the extent that any warrants, options or other rights to purchase or convert to a security issued by the business development company are exercised at less than the current net asset value at the time of exercise), the harm which may be caused by such dilution is limited . . . [in part because] any dilution which might occur is limited in most cases by the ceiling of 25 percent (in certain cases, 20 percent) on the maximum amount of outstanding voting securities which could result if all outstanding warrants, options and other rights were exercised.")

Subsequent to electing BDC status, NM Corp will acquire additional NMF LLC common membership units from NMF LLC in exchange for the proceeds of the public offering, and Fund BDC will acquire shares of NM Corp common stock through exercise of the Exchange Feature. You state that the acquisitions of NMF LLC common membership interests by NM Corp and Fund BDC, and the acquisition of shares of NM Corp common stock through exercise of the Exchange Feature by Fund BDC, would be in excess of one or more of the limitations in section 12(d)(1)(A) and (C) described above. You also state that section 3(c)(7)(D) of the Act makes the 3% limitation in Section 12(d)(1)(A)(i) applicable to the Fund, so that Fund BDC's acquisition of shares of NM Corp common stock through exercise of the Exchange Feature in excess of the 3% limitation may be a violation of section 12(d)(1)(A)(i) by the Fund because Fund BDC is a company controlled by the Fund.

Section 12(d)(1)(E) of the Act provides an exemption from the provisions of section 12(d)(1) for the purchase or acquisition of a security issued by an investment company if, among other things, the security is the only investment security held by the acquiring company. You state that NM Corp and Fund BDC may rely on this exemption for acquisitions of NMF LLC common membership units before Fund BDC exercises the Exchange Feature. Upon exercise of the Exchange Feature, Fund BDC may own NM Corp shares in addition to its remaining NMF LLC common membership units. Therefore, you state that the section 12(d)(1)(E) exemption may be unavailable to Fund BDC for its acquisition of shares of NM Corp common stock through exercise of the Exchange Feature.

You request assurances that we would not recommend enforcement action against Fund BDC or Fund under Section 12(d)(1)(A) or (C), made applicable to BDCs by Section 60, if Fund BDC acquires shares of NM Corp common stock through exercise of the Exchange Feature.

In support of your request, you state that allowing Fund BDC (and Fund, as a company controlling Fund BDC) to acquire shares of NM Corp common stock in amounts in excess of the limitations in section 12(d)(1)(A) and (C) does not create the possibility of the abuses intended to be prevented by that section and is wholly consistent with the protection of investors. Section 12(d)(1) is designed to address certain abuses associated with the pyramiding of investment companies, including undue influence over the acquired investment company, the layering of fees, and complex fund structures.[7] You state that these concerns are not relevant under the circumstances described above because shares of NM Corp common stock represent an indirect interest in NMF LLC common membership units. Thus, Fund BDC will continue to hold, directly or indirectly, NMF LLC common membership units. Although Fund BDC's ownership of shares of NM Corp common stock technically makes the exemption provided in section 12(d)(1)(E) unavailable, it does not increase the potential for the abuses that section 12(d)(1) was intended to address.

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[7] See generally *Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth*, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311-24 (1966).

CONCLUSION

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission: (a) against NM Corp or Fund BDC under section 7(a) the Act if each elects to be regulated as a BDC pursuant to section 54 of the Act; (b) against NM Corp or Fund BDC under section 55(a) of the Act if, for purposes of determining the composition of its assets under section 55(a), each of NM Corp and Fund BDC looks solely to its proportionate interest in the assets of NMF LLC; (c) against NM Corp under section 18(d) of the Act, as made applicable to BDCs and modified by section 61(a)(3) of the Act, if the amount of voting securities of NM Corp that would result from the exchange of common membership units in NMF LLC held by Fund BDC exceeds 25% of the outstanding voting securities of NM Corp, the limit set forth in section 61(a)(3) of the Act; or (d) against Fund BDC or Fund under section 12(d)(1)(A) or (C) of the Act, as made applicable to BDCs by section 60 of the Act, in connection with any exchange of common membership units of NMF LLC for voting securities issued by NM Corp. Any different facts or representations might require a different conclusion. This response expresses our position on enforcement action only and does not represent any legal conclusions regarding the matters discussed in your letter.

Stephan Van Meter /j.c.

Stephen Van Meter
Senior Counsel

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

FRIED FRANK

Direct Line: 212-859-8558
Fax: 212-859-4000

April 27, 2011

Mr. Douglas J. Scheidt
Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: New Mountain Finance

Dear Mr. Scheidt:

Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank" or "we") are acting as counsel to New Mountain Capital L.L.C. ("New Mountain") and certain of its affiliates with respect to U.S. federal securities and income tax matters in connection with a proposed public offering of securities by NM Corp (as defined below) that will elect to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "Company Act"). On behalf of New Mountain, we respectfully request your assurances that, for the reasons and under the circumstances more fully described below, the Division of Investment Management will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") (a) against NM Corp or Fund BDC (as defined below) under Section 7(a) of the Company Act if each elects to be regulated as a business development company pursuant to Section 54 of the Company Act, (b) against NM Corp or Fund BDC under Section 55(a) of the Company Act if, for purposes of determining the composition of its assets under Section 55(a), each of NM Corp. and Fund BDC looks solely to its proportionate interest in the assets of NMF LLC (as defined below), (c) against NM Corp under Section 18(d) of the Company Act, as made applicable to BDCs and modified by Section 61(a)(3) of the Company Act, if the amount of voting securities of

NM Corp that would result from the exchange of common membership units in NMF LLC held by Fund BDC exceeds 25% of the outstanding voting securities of NM Corp. or (d) against Fund BDC or Fund (as defined below) under Section 12(d)(1)(A) or (C) of the Company Act, made applicable to BDCs by Section 60 of the Company Act, in connection with any exchange of common membership units of NMF LLC for voting securities issued by NM Corp.

FACTUAL BACKGROUND

Overview

New Mountain, a Delaware limited liability company, directly or through one or more subsidiaries, is the sponsor and manager of various private investment funds[1] including New Mountain Guardian AIV, L.P. (the "Fund"), a Delaware limited partnership, which was formed in October 2008 with approximately $300 million of capital commitments, and New Mountain Guardian Partners, L.P. ("NMG Partners"), a Delaware limited partnership, which was formed in February 2009 with approximately $20 million of capital commitments. The Fund and NMG Partners currently invest, either themselves or through their respective wholly-owned subsidiaries, primarily in debt securities of private companies, including first and second lien debt, unsecured notes and mezzanine securities. The Fund and NMG Partners are, and will remain, exempt from regulation under the Company Act pursuant to Section 3(c)(7) thereof.

As more fully described below, New Mountain formed a new Delaware corporation in June 2010, New Mountain Finance Corporation ("NM Corp"), that will (i) indirectly hold all of the existing assets and liabilities of the subsidiaries of the Fund and NMG Partners, (ii) elect to be regulated as a business development company under the Company Act and (iii) conduct an initial public offering ("IPO") of its common stock. The IPO is driven, in part, by the desire on the part of New Mountain to provide liquidity to the existing investors in NMG Partners and the Fund.

Pre-IPO Transactions and Resulting Master-Feeder Structure

Prior to the pricing of the IPO, a series of structuring transactions will take place such that (a) by means of a two-step merger process,[2] New Mountain Finance Holdings, L.L.C. ("NMF LLC"), a Delaware limited liability company that immediately

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1 New Mountain is not currently registered with the SEC as an investment adviser because it relies on the exemption from registration in Section 203(b)(3) of the Investment Advisers Act of 1940.

2 In the first merger, a wholly-owned subsidiary of NMF LLC, which is itself a wholly-owned subsidiary of the Fund, will merge with and into NMF LLC with NMF LLC surviving the merger. In the second merger, a wholly-owned subsidiary of NMG Partners will merge with and into NMF LLC with NMF LLC surviving the merger.

prior to the IPO will elect to be regulated as a business development company under the Company Act, will acquire all of the existing assets and liabilities of the subsidiaries of the Fund and NMG Partners, and each of the Fund and NMG Partners will acquire common membership units in NMF LLC in exchange for those assets and liabilities, (b) NMG Partners will transfer its common membership units in NMF LLC to NM Corp in exchange for shares of NM Corp common stock,[3] and (c) the Fund will transfer its common membership units in NMF LLC to a wholly-owned subsidiary of the Fund (the "Fund BDC") in exchange for shares of Fund BDC common stock. As a result of the foregoing transactions, all of the assets and liabilities of the subsidiaries of the Fund and NMG Partners will be held by NMF LLC. Following the IPO of NM Corp, the common membership units of NMF LLC held by Fund BDC will be exchangeable at any time for shares of NM Corp common stock as more fully described below. Fund BDC is expected to own a majority of the common membership units of NMF LLC, and NM Corp will own the remaining common membership units of NMF LLC. Fund BDC will reduce its interests in NMF LLC over time and will not purchase any additional common membership units of NMF LLC.

The final structure will be, in effect, a master-feeder arrangement whereby NMF LLC will be the master investment fund directly or indirectly owning the entire investment portfolio and conducting all business operations, NM Corp and Fund BDC will each feed directly into the master fund, and the Fund will feed indirectly into the master fund, in each case where the sole asset of each feeder will be its direct or indirect interest in NMF LLC. This structure is designed so that NMF LLC will serve as a pass-through vehicle for NM Corp and Fund BDC initially, and eventually solely NM Corp, to make all portfolio investments. The only members of NMF LLC will be NM Corp and Fund BDC. As a result, all of NMF LLC's distributions will be made only to those members, and all of NMF LLC's income, gains, deductions and losses will be allocated only to those members. Further, no person will directly control NMF LLC other than Fund BDC, NM Corp and/or New Mountain Guardian Advisors BDC, L.L.C., which will be the investment adviser to NMF LLC (the "Investment Adviser".) In reliance on an opinion of counsel, New Mountain believes that this structure should have beneficial U.S. federal income tax consequences for the public shareholders of NM Corp, as discussed in NM Corp's registration statement relating to its common stock to be issued in the IPO, and for certain existing investors in the Fund.

<u>Public Offering and Use of Proceeds</u>.

Upon completion of the IPO, NM Corp will use the gross proceeds to acquire additional common membership units in NMF LLC. The number of common

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3 It is currently expected that NMG Partners will dissolve shortly after the IPO resulting in the investors in NMG Partners directly owning shares of NM Corp common stock.

membership units issued to NM Corp in exchange for the gross proceeds will equal the number of shares of common stock issued by NM Corp in the IPO. The pre-IPO investors (i.e., the investors in the Fund and NMG Partners) will participate pro rata in any accretion above net asset value or dilution of the net asset value resulting from the IPO offering price. Following the IPO, the net asset value of each share of NM Corp will equal the NAV of each common membership unit of NMF LLC.

Exchange Feature; Maintenance of One-to-One Ratio

The limited liability company agreement of NMF LLC will provide Fund BDC with the right to acquire shares of NM Corp common stock from NM Corp in exchange for Fund BDC's transferring to NM Corp common membership units in NMF LLC on a one-for-one basis (the "Exchange Feature").[4] In order for one common membership unit in NMF LLC to remain the economic equivalent of one share of NM Corp common stock, the limited liability company agreement of NMF LLC will require that the number of NMF LLC common membership units held by NM Corp always equal the number of shares of NM Corp common stock outstanding. As a result, for example, if NM Corp repurchases, acquires, exchanges, cancels or terminates any shares of its common stock, this action will be accompanied by an immediately prior identical repurchase, acquisition, exchange, cancellation or termination of common membership units of NMF LLC. Similarly, whenever NMF LLC makes a distribution to its unit holders, NM Corp will in turn make a distribution of its share of that payment to the shareholders of NM Corp.

As a business development company in a master-feeder structure, NM Corp is not allowed to invest in any assets other than the common membership units of NMF LLC. An umbrella partnership real estate investment trust ("UPREIT"), although not subject to the Company Act, is typically structured so that its sole asset is an ownership interest in a lower-tier operating partnership, and the number of outstanding shares of common stock of the UPREIT and common units of the operating partnership are set, so that a share of common stock of the UPREIT and a common unit of the operating company are economically equivalent. Accordingly, the exchange feature and on-going maintenance of the one-to-one ratio is commonly used by UPREITs.[5]

4 The decision to exchange the common membership units in NMF LLC for shares of NM Corp common stock will be made by the general partner of the Fund, whereupon the Fund will request Fund BDC to demand such exchange.

5 Examples of such UPREIT structures include: Invesco Mortgage Capital Inc., File No. 333-151665; Reunion Hospitality Trust, Inc., File No. 333-165622; Excel Trust, Inc., File No. 333-164031; PennyMac Mortgage Investment Trust, File No. 333-159460.

Registration Rights

To allow the Fund BDC to publicly resell any NM Corp common stock it receives pursuant to the Exchange Feature (subject to a six month lock-up agreement with the underwriters), the Fund BDC will have "demand" registration rights requiring NM Corp to register the NM Corp common stock acquired upon exchange. Similarly, subject to a six month lock-up agreement with the underwriters, NMG Partners will have the right to demand NM Corp to register the resale of its NM Corp common stock. Fund BDC will bear all the expenses in connection with resale registration upon demand, including attorney's fees, accountant's fees, SEC filing fees and underwriter's spreads or commissions.

The Fund BDC will also have customary "piggyback" registration rights to participate in any registered primary offering of NM Corp common stock. If the Fund BDC exercises its "piggyback" rights to participate in any registered offering of NM Corp common stock, it will bear its pro rata share of the expenses of the offering.

Fund BDC has agreed to indemnify NM Corp with respect to liabilities resulting from untrue statements or omissions furnished by them to NM Corp relating to Fund BDC in any registration statement. The registration rights agreement will not contain any provisions that are inconsistent with the requirements of Section 17(h) of the Company Act.

Governance, Management, Reporting and Expenses

Each of NM Corp, NMF LLC and the Fund BDC will be managed by a board of directors, a majority of whom will be disinterested persons as required under the Company Act. The initial board of directors of NM Corp, NMF LLC and the Fund BDC will be designated by New Mountain and will be comprised of the same individuals. Going forward, the board of directors of NM Corp will be elected by its stockholders, and the board of directors of the Fund BDC will be elected by the partners in the Fund voting on a "pass through" basis. The board of directors of NMF LLC will be elected by the partners in the Fund and the stockholders of NM Corp, all voting on a "pass through" basis relative to their indirect ownership interests in NMF LLC. Each of NM Corp and NMF LLC will endeavor to nominate the same slate of directors nominees at each election of directors but there is no assurance that the board composition of NM Corp and NMF LLC will always be the same as a result of the "pass through" voting requirements of the Company Act.

In addition, as described in Section 12(d)(1)(E)(iii)(aa) of the Company Act, any other matter requiring a vote of the common membership units in NMF LLC under the Company Act will be voted on a "pass through" basis by the partners in the Fund and the stockholders of NM Corp.

NMF LLC will enter into an investment management agreement with the Investment Advisor, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, and will make investments in accordance with its investment objectives, policies and restrictions, which are identical to the investment objectives, policies and restrictions of NM Corp. All management fees and any incentive fees will be paid by NMF LLC. NM Corp will not pay any management fees or incentive fees. Accordingly, there will be no duplication of fees or incentive fees as a result of the master-feeder structure. NM Corp and NMF LLC will also enter into an administration agreement with New Mountain Guardian Administration, L.L.C. (the "Administrator"). NMF LLC will reimburse the Administrator for NM Corp's and NMF LLC's allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to NM Corp and NMF LLC under the administration agreement.

NMF LLC will pay all expenses incurred in connection with the IPO of NM Corp common stock, the expenses of selling any additional shares of common stock of NM Corp in subsequent primary offerings, and the expenses of preparing and filing NM Corp's reports under the Exchange Act. The effect of this will be that all direct and indirect investors, including partners in the Fund, will bear their pro rata share of these expenses.

Collapse of Structure Upon Complete Exchange by Fund BDC

At the point in time when all of the common membership units in NMF LLC (other than those owned by NM Corp) have been exchanged for shares of NM Corp common stock, NMF LLC will be wholly-owned by NM Corp and there will be no reason for a two-tiered structure. As a result, it is expected that as soon as practical thereafter NMF LLC would merge into NM Corp or NMF LLC would liquidate and transfer all of its assets and liabilities to NM Corp.

LEGAL ANALYSIS

Section 7(a)

Section 7(a) of the Company Act prohibits an investment company, unless registered under Section 8 of the Company Act, from offering to sell, selling or delivering after sale any security or any interest in a security, or otherwise engaging in any business in interstate commerce. Section 6(f) of the Company Act makes Section 8 inapplicable to a business development company. Thus, neither NM Corp nor Fund BDC will be registered under Section 8. If NM Corp or Fund BDC does not satisfy the definition of business development company in Section 2(a)(48) of the Company Act, unless an exclusion or exception from registration under Section 8 is available, NM Corp or Fund BDC might be in violation of Section 7(a).

We respectfully request that you would not recommend enforcement action against NM Corp and Fund BDC under Section 7(a) of the Company Act, if each elects to be regulated as a business development company pursuant to Section 54(a) of the Company Act.

Section 54(a)

Section 54(a) of the Company Act generally provides that any company that meets the definition in Section 2(a)(48)(A) and (B) of the Company Act may elect to be subject to regulation as a business development company under the Company Act. Section 2(a)(48) of the Company Act generally defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Company Act and makes available significant managerial assistance with respect to the issuers of those securities.

Prior to the IPO, each of NM Corp, NMF LLC and Fund BDC will elect to be regulated as a business development company pursuant to Section 54(a) of the Company Act. As more fully described above, neither NM Corp nor Fund BDC will have any direct operations other than owning common membership units in NMF LLC. NMF LLC intends to invest at least 70% of its assets in assets described in Sections 55(a)(1) through (6) of the Company Act and to make available significant managerial assistance to the issuers of those securities.

Sections 2(a)(48) and 55(a)

The definition of a business development company under Section 2(a)(48) of the Company Act states that a business development company is operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Company Act and makes available significant managerial assistance with respect to the issuers of those securities. Those securities generally are issued by an eligible portfolio company, as defined in Section 2(a)(46) of the Company Act, or by a company that but for its failure to comply with certain requirements of Section 2(a)(46) would be an eligible portfolio company, purchased in transactions not involving a public offering. Section 2(a)(46) excludes from the definition of an eligible portfolio company an investment company as defined in Section 3 of the Company Act and any company that would be an investment company but for an exclusion under Section 3(c) of the Company Act. However, because NMF LLC will be an investment company as defined in Section 3(a)(1) of the Company Act, its securities will not be securities issued by an eligible portfolio company or securities described in paragraphs (1) through (3) of Section 55(a). Because the only asset of each of NM Corp and Fund BDC will be NMF LLC common membership units, neither NM Corp nor the Fund BDC will be operated for the purpose of making direct investments in securities described in paragraphs (1) through (3) of Section 55(a), and neither NM Corp nor the Fund BDC will make available significant managerial assistance with respect to issuers of those securities, NM Corp and the Fund BDC might not satisfy the definition of BDC in Section 2(a)(48).

Section 55(a) of the Company Act generally prohibits a BDC from acquiring any assets (other than assets described in paragraphs (1) through (7) of the section) unless, at the time of acquisition, at least 70% percent of its total assets (excluding assets for sustaining its business, described in paragraph (7)) are assets described in paragraphs (1) through (6) ("Qualifying Assets"). Among other things, Qualifying Assets may include securities of eligible portfolio companies purchased in transactions not involving any public offering, securities of eligible portfolio companies already controlled by the BDC without regard to the nature of the offering, securities of certain financially distressed companies that are not eligible portfolio companies and that are purchased in transactions not involving any public offering, and cash, cash items, Government securities, as defined in Section 2(a)(16) of the Company Act, and high quality debt securities maturing within one year. Because the only asset of each of NM Corp and Fund BDC will be NMF LLC common membership units, neither NM Corp nor the Fund BDC will have 70% of its assets invested directly in Qualifying Assets. Thus, Section 55(a) might prohibit each of NM Corp and Fund BDC from acquiring any assets other than assets described in paragraphs (1) through (7) of Section 55(a).

More than 75% of the assets of the Fund and NMG Partners consist of Qualifying Assets as of December 31, 2010. After the IPO, NMF LLC intends to invest at least 70% of its assets in Qualifying Assets and to make available significant managerial assistance to the issuers of those securities. As mentioned above, in reliance on an opinion of counsel, New Mountain believes that the proposed structure involving the Qualifying Assets being held by NMF LLC should have beneficial U.S. federal income tax consequences for the public shareholders of NM Corp. This multi-tiered structure has been established for bona fide business reasons that are unrelated to, but not inconsistent with, the policies underlying the Company Act. Each of NM Corp and Fund BDC is merely a feeder entity for investing indirectly in Qualifying Assets and, as such, should be permitted to include its proportionate interests in the assets of NMF LLC for purposes of satisfying the definition of business development company in Section 2(a)(48) and for purposes of determining the percentage of its total assets that are Qualifying Assets. In effect, this structure results in NM Corp and Fund BDC doing indirectly what they can do directly.

The Staff recently granted no-action relief under Section 55(a) under similar circumstances where, for tax reasons, a business development company created subsidiaries relying on Section 3(c)(7) to hold interests in certain Qualifying Assets.[6] The Staff permitted the parent to treat the interests held by the subsidiaries as if they were held by the parent business development company because the subsidiaries were mere conduits for the investments. The Staff concurred that this approach was consistent with the Congressional goals underlying Section 55(a) because the parent would indirectly provide capital to the class of companies in which Congress intended business development companies to invest. Although NMF LLC will not be wholly-owned by either NM Corp or Fund BDC at the outset, as Fund BDC exchanges common membership units of NMF LLC for shares of NM Corp common stock over time, NMF LLC will eventually become wholly-owned by NM Corp.

Under these circumstances, we believe that allowing each of NM Corp and Fund BDC to treat their respective indirect ownership interests in portfolio companies of NMF LLC as their own investments and to treat the significant managerial assistance offered to those portfolio companies by NMF LLC as also offered by them is consistent with the Congressional goals under Sections 2(a)(48) and 55(a) of the Act.

We respectfully request that you would not recommend enforcement action against NM Corp and Fund BDC under Sections 7(a) and 55(a) of the Company Act if each includes their respective indirect ownership interests in portfolio companies of NMF LLC as their own investments for purposes of Sections 2(a)(48) and Section 55(a) of the Company Act.

<u>Section 61(a)(3)</u>

Section 61(a)(3) of the Company Act provides that, notwithstanding Section 18(d) of the Company Act, a BDC may issue warrants, options, or rights to subscribe or

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6 NGP Capital Resources Co., SEC No-Action Letter (Dec. 28, 2007). The SEC also has granted exemptive relief allowing a parent to look through to the assets of its wholly-owned subsidiary for purposes of the 70% test under Section 55(a). See, e.g., MCG Capital Corporation, Notice of Application, SEC Release No. IC-28427 (Sep. 30, 2008), In the Matter of MCG Capital Corporation, Order, SEC Release No. IC-28474 (Oct. 28, 2008) (parent business development company operated wholly-owned subsidiaries with same investment objectives), KBK Financial, Inc., Notice of Application, SEC Release No. IC-23521 (Nov. 4, 1998), In the Matter of KBK Financial, Inc., Order, SEC Release No. IC-23585 (Dec. 2, 1998) (same), Allied Capital Corporation, Notice of Application, SEC Release No. IC-22902 (Nov. 21, 1997), In the Matter of Allied Capital Corporation, Order, SEC Release No. IC-22941 (Dec. 16, 1997) (parent was permitted to treat the assets of its wholly-owned REIT subsidiary as its own for purposes of the 70% test).

convert to voting securities of the BDC provided certain conditions are satisfied.[7] Under Section 61(a)(3), the exercise or conversion price generally may not be less than the current market value of the voting securities at the time of issuance. Also, under Section 61(a)(3), the amount of voting securities that would result from the exercise of all such instruments is limited to 25% of the outstanding securities of the business development company at the time of issuance. Depending on the size of the IPO, it is expected that Fund BDC will own more than 50% of the common membership units of NMF LLC immediately after the offering. The Exchange Feature might be deemed a "right" to acquire common stock of NM Corp subject to the limits in Section 61(a)(3), in which case NM Corp would have issued rights for more than 25% of its outstanding voting securities.

The legislative history of Section 61(a)(3) indicates that the harm Congress intended to mitigate through the 25% restriction was to limit the dilutive effect of exercising derivative securities at less than net asset value at the time of exercise. According to the House Report:

> "Dilution of the pro rata interests of existing equity shareholders of investment companies was considered a major abuse which the Investment Company Act was intended to eliminate. Sections 23(b) and [18(d)], when read together, were intended to eliminate or mitigate that abuse in the case of closed-end investment companies. While dilution may be possible under the bill (to the extent that any warrants, options or other rights to purchase or convert to a security issued by the business development company are exercised at less than the current net asset value at the time of exercise), the harm which may be caused by such dilution is limited . . . [in part because] any dilution which might occur is limited in most cases by the ceiling of 25 percent (in certain cases, 20 percent) on the maximum amount of outstanding voting securities which could result if all outstanding warrants, options and other rights were exercised."[8]

Under the proposed structure, the 25% limitation is not necessary to effectuate Congressional intent because exercises of the exchange right by Fund BDC will never

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7 Section 61(a) of the Company Act makes Section 18 of the Company Act applicable to a BDC to the same extent as if it were a registered closed-end investment company. Section 18(d) states that it shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than one hundred and twenty days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders; except that any warrant may be issued in exchange for outstanding warrants in connection with a plan of reorganization.

8 H.R. Rep. No. 1341, 96th Cong. 2nd Sess. 1980, at 56.

result in dilution to the shareholders of NM Corp. There will always be a one-to-one ratio between the number of common units of NMF LLC held by NM Corp and the number of outstanding shares of NM Corp common stock. Accordingly, the value of the shares of common stock issued by NM Corp will always equal the value of the common membership units of NMF LLC that NM Corp receives in exchange. Consequently, the 25% limitation should not be construed as applicable to the exercise of the exchange rights.

Therefore, we request that you would not recommend enforcement action against NM Corp under Section 18(d) of the Company Act, as modified and made applicable to BDCs by Section 61(a)(3) of the Company Act if NM Corp agrees to issue shares of NM Corp common stock in exchange for common membership units in NMF LLC where the aggregate number of shares of NM Corp common stock that would be issuable upon exchange would exceed 25% of the outstanding shares of NM Corp common stock.

Section 12(d)(1)

Section 60 of the Company Act makes Section 12(d)(1) of the Company Act applicable to a BDC as if it were a registered.closed-end investment company. Section 12(d)(1)(A)(i), (ii) and (iii) of the Company Act prohibits an investment company (and any company controlled by such investment company) from purchasing or otherwise acquiring the securities of another investment company if immediately following such purchase or acquisition the acquiring company owns more than 3% of the acquired company's voting securities, the acquired securities have a value greater than 5% of the acquiring company's total assets or the value of the acquired securities, together with all other securities issued by investment companies held by the acquiring company, is greater than 10% of the acquiring company's total assets. Section 12(d)(1)(C) of the Company Act prohibits an investment company from purchasing or otherwise acquiring the securities of a closed-end investment company if immediately following such purchase or acquisition the acquiring company, together with all other investment companies with the same investment adviser as the acquiring company, owns more than 10% of the acquired company's voting securities. Prior to electing BDC status, NM Corp and Fund BDC will acquire NMF LLC common membership units in amounts in excess of these limitations. Subsequent to electing BDC status, NM Corp will acquire additional NMF LLC common membership units from NMF LLC in exchange for the proceeds of the public offering, and Fund BDC will acquire shares of NM Corp common stock through exercise of the Exchange Feature. The acquisitions of NMF LLC common membership interests by NM Corp and Fund BDC, and the acquisition of shares of NM Corp common stock through exercise of the Exchange Feature by Fund BDC would be in excess of one or more of the limitations in Section 12(d)(1)(A) and (C) described above. Section 3(c)(7)(D) of the Company Act makes the 3% limitation in Section 12(d)(1)(A)(i) applicable to Fund. Fund BDC's acquisition of shares of NM Corp common stock through exercise of the Exchange Feature in excess of the 3% limitation in Section 12(d)(1)(A)(i) is attributable to Fund because Fund BDC is a company controlled by Fund.

Section 12(d)(1)(E) of the Company Act provides an exemption from the provisions of Section 12(d)(1) for the purchase or acquisition of a security issued by an investment company if, among other things, the security is the only investment security held by the acquiring company. NM Corp and Fund BDC may rely on this exemption for acquisitions of NMF LLC common membership units before Fund BDC exercises the Exchange Feature. Upon exercise of the Exchange Feature, Fund BDC may own NM Corp shares in addition to its remaining NMF LLC common membership units. Thus, the Section 12(d)(1)(E) exemption may be unavailable to Fund BDC for its acquisition of shares of NM Corp common stock through exercise of the Exchange Feature.

We believe that allowing Fund BDC (and Fund, as a company controlling Fund BDC) to acquire shares of NM Corp common stock in amounts in excess of the limitations in Section 12(d)(1)(A) and (C) does not create the possibility of the abuses intended to be prevented by that section and is wholly consistent with the protection of investors. Section 12(d)(1) is designed to address certain abuses associated with the pyramiding of investment companies, including undue influence over the acquired investment company, the layering of fees, and complex fund structures.[9] These concerns are not relevant under these circumstances because shares of NM Corp common stock represent an indirect interest in NMF LLC common membership units. Thus, Fund BDC will continue to hold, directly or indirectly, NMF LLC common membership units. Although Fund BDC's ownership of shares of NM Corp common stock technically makes the exemption provided in Section 12(d)(1)(E) unavailable, it does not increase the potential for the abuses that Section 12(d)(1) was intended to address.

Accordingly, we request that you would not recommend enforcement action against Fund BDC or Fund under Section 12(d)(1)(A) or (C), made applicable to BDCs by Section 60, if Fund BDC acquires shares of NM Corp common stock through exercise of the Exchange Feature.

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9 See generally *Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth*, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311-24 (1966).

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If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at 212-859-8558. Thank you for your consideration of this request.

Sincerely,

Jessica Forbes

Jessica Forbes

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